Exhibit 99.2

 DYNASTY GAMING INC.
(DNY: TSX-V; DNYFF: OTCBB)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended September 30, 2007 and September 30, 2006

INTRODUCTION

Basis of Presentation

Dynasty Gaming Inc. and our subsidiaries are referred to collectively as “Dynasty Gaming”, “DNY”, the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes of Dynasty Gaming for the three and nine months ended September 30, 2007 and September 30, 2006, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and the audited consolidated financial statements, accompanying notes and the MD&A for the years ended December 31, 2006 and December 31, 2005. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2006 year-end MD&A. All currency amounts are in Canadian dollars, unless otherwise indicated.

Overview

Dynasty Gaming Inc. is continued under the Canada Business Corporations Act. Through its subsidiaries, the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for mahjong and other gaming software (the “China Strategy”). In China, the mahjong and gaming software operates in a play-for-points format, which is licensed by the Chinese government. Outside of China, the Company licenses its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format; we and our licensees then share the rake, or commissions on winnings (the “Aggregate Strategy”). For the period ended September 30, 2007, and as of the date of this MD&A, the Company had not yet generated any revenues from its China Strategy, nor had the Company generated any meaningful revenues from its Aggregate Strategy. The Company is now totally focussed on its China Strategy and will no longer commit resources to the Aggregate Strategy., which has been wound down.

In December 2006, Dynasty Gaming entered into an agreement with Sun Media Investment Holding Ltd. (“Sun Media”; www.chinasunmedia.com) to form a joint venture.  In 2007, Sun Media and Dynasty Gaming incorporated BOBO Media Limited  (“BOBO”); owned 70% by Dynasty and 30% by Sun Media.  As of the writing of this document BOBO is inactive and it is the intent of the Company jointly with Sun Media to sell all of the issued and outstanding shares of BOBO to a third party.

The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiaries, being:

♦	wholly-owned , Mahjong Development Inc., a Quebec corporation;
♦	wholly-owned , Mahjong Systems Limited, a Turks and Caicos corporation;
♦	wholly-owned , Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and
♦	wholly-owned , DNY (BVI) Limited, a British Virgin Islands corporation.
♦	70% owned, BoBo Media Limted, a British Virgin Islands corporation.

Date of MD&A

This MD&A is dated November 29, 2007.

Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

SELECTED FINANCIAL INFORMATION

Unaudited Interim Consolidated Statements of Operations
For the three and nine months ended September 30
	September 30, 2007		September 30, 2006
	3 months	9 months	3 months		9 months
	$	$	$		$
Revenues		51,740		17,792		64,090

Operating Expenses
Direct costs	149,993	1,088,690		476,577		1,157,889
Marketing and promotion	349,160	2,012,967		323,880		830,642
Administrative	577,766	934,901		604,754		1,649,223

Loss from operations	(1,317,857)	(4,676,479)		(1,604,608)		(4,221,518)

Net loss	(1,241,324)	(4,578,531)		(1,701,291)		(4,281,868)
Basic and diluted net loss per share	(0.01)	(0.05)		(0.02)		(0.06)

Unaudited Interim Consolidated Balance Sheets
	September 30, 2007		December 31, 2006
	$		$
Cash		3,859,362		7,551,017
Total assets		5,539,526		10,404,422
Liabilities		314,344		786,063
Minority interest		30		-
Shareholders’ equity		5,225,152		9,618,359

THIRD QUARTER HIGHLIGHTS

On June 29, 2007, Dynasty Gaming signed a Letter of Intent with 3Q1 Technologies (Shanghai) Limited (“3Q1”) to acquire an initial 10% stake in 3Q1. This proposed transaction included an option for Dynasty Gaming to eventually acquire up to a 25% holding in 3Q1, which is an online mahjong game developer and operator with offices in Shanghai and Guangzhou. Following further negotiation and due diligence, the Company decided that signing a licensing agreement with 3Q1 would better serve the longer term China Strategy.  The transaction was concluded on September 1st whereby the Company signed a licensing agreement for a five-year term. The agreement provides certain specific rights to the Company within the geographical territory of the People’s Republic of China. Consideration for the License will be paid in the form of a royalty. Dynasty Gaming has transferred its play-for-points and non-cash technology development work to the 3Q1 team in China.

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

	2005	2006							2007
	Q4	Q1	Q2		Q3		Q4		Q1	Q2		Q3
	$	$	$		$		$		$	$		$
Revenues	(8,158)	15,539		30,759		17,792		18,187	-		51,740		-

Net loss from continuing operations	(403,592)	(1,268,954)		(1,269,376)		(1,581,627)		(2,614,001)	(1,316,625)		(2,020,582)		(1,241,324)

Discontinued operations	(58,071)	(105,907)		63,660		(144,379)		-	-		-		-
Gain on sale of discontinued operations	-	-		-		24,715		-	-		-		-
Net loss	(461,663)	(1,374,861)		(1,205,716)		(1,701,291)		(2,614,001)	(1,316,625)		(2,020,582)		(1,241,324)

Net loss per share
Basic	(0.01)	(0.01)		(0.01)		(0.02)		(0.03)	(0.01)		(0.02)		(0.01)
Diluted	(0.01)	(0.01)		(0.01)		(0.02)		(0.03)	(0.01)		(0.02)		(0.01)

RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007, COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Revenues

For the three months ended September 30, 2007, the Company reports no revenue compared to revenues of $17,792 for the three months ended September 30, 2006. In the third quarter of 2006, the Company generated revenues primarily from licensing fees received from its partners in connection with the Company’s Aggregate Strategy. No revenues were generated in either quarter from Dynasty Gaming’s China Strategy.

For the nine months ended September 30, 2007, the Company’s revenues decreased by 19.3% to $51,740, compared to revenues of $64,090 for the nine months ended September 30, 2006.

Operating Expenses

In the third quarter of 2007, operating expenses decreased by 18.8% to $1,317,857, compared to operating expenses of $1,622,400 in the third quarter of 2006. In Q3 2007, direct costs decreased by 68.5% to $149,993 compared to direct costs of $476,577 in Q3 2006. Direct costs include those expenses and salaries directly related to the development and support of our mahjong software. For the three months ended September 30, 2007, marketing and promotion expenses increased by 7.8% to $349,160, compared to marketing and promotion expenses of $323,880 for the three months ended June 30, 2006. In the third quarter of 2007, in terms of administrative expenses, the Company incurred $577,766, compared to administrative expenses of $604,754 in the third quarter of 2006. In Q3 2007, Dynasty Gaming recognized $189,602 in terms of stock-based compensation expense compared to  $204,948 expense in Q3 2006. In Q3 2007, amortization of deferred development costs decreased to $189,045, compared to amortization of deferred development costs of $204,948 in Q3 2006. For the three months ended September 30, 2007, amortization of property and equipment increased to $51,893, compared to $12,241 for the three months ended September 30, 2006.

For the nine-month period of 2007, operating expenses increased by 10.3% to $4,728,219, compared to operating expenses of $4,285,608 for the same period of 2006. For the nine months ended September 30, 2007, direct costs decreased by 6% to $1,088,690, compared to direct costs of $1,157,889 for the nine months ended September 30, 2006. In the three quarters of 2007, marketing and promotion expenses increased by 142.3% to $2,012,967, compared to marketing and promotion expenses of $830,642 in the same period of 2006; the increase in these expenses is mainly due to the marketing of the play-for-points game in China.  In the nine months of 2007, administrative expenses decreased by 43.3% to $934,901, compared to administrative expenses of $1,649,223 for the same period of 2006; the decrease in these expenses is mainly due to the stock-based compensation reversal of  ($176,766) for the nine-month period of 2007 compared to the stock-based compensation costs of $326,156 for the same period in 2006. For the nine months ended September 30, 2007, amortization of deferred development costs decreased by 7.8% to $567,135, compared to amortization of deferred development costs of $614,844 for the nine months ended September 30, 2006. In the three quarters of 2007, amortization of property and equipment increased by 277.2% to $124,526, compared to amortization of property and equipment of $33,010 in the three quarters of 2006.

Loss from Operations

For the three months ended September 30, 2007, the loss from operations decreased by 17.9% to $1,317,857, compared to a loss from operations of $1,604,608 for the three months ended September 30, 2006. For the nine months ended September 30, 2007, the loss from operations increased by 10.8% to $4,676,479, compared to a loss from operations of $4,221,518 for the nine months ended September 30, 2006.

Other Income and Expenses

Other income and expenses includes interest income and expense, foreign exchange gains and losses as well as loss on disposal of equipment. In Q3 2007, other income increased by 233% to $76,533, compared to other income of $22,981 in Q3 2006. In the three quarters of 2007, other income decreased by 3.6% to $97,948, compared to other income of $101,561 in the three quarters of 2006.

Net Loss from Continuing Operations

In the third quarter of 2007, the net loss from continuing operations decreased by 21.5% to $1,241,324, compared to a net loss from continuing operations of $1,581,627 in the third quarter of 2006. For the nine months ended September 30, 2007, the net loss from continuing operations increased by 11.1% to $4,578,531, compared to a net loss from continuing operations of $4,119,957 for the nine months ended September 30, 2006.

Net Income (Loss) from Discontinued Operations

On December 15, 2006, the Company sold three of its former subsidiaries that were not aligned with the Company’s present focus on mahjong. For the three months ended September 30, 2006, the net loss from discontinued operations was $119,664. For the nine months ended September 30, 2006, the net loss from discontinued operations was $161,911.

Net Loss

For the three months ended September 30, 2007, the net loss decreased by 27% to $1,241,324, compared to a net loss of $1,701,291 for the three months ended September 30, 2006. For the nine months ended September 30, 2007, the net loss increased by 6.9% to $4,578,531, compared to a net loss of $4,281,868 for the nine months ended September 30, 2006.

LIQUIDITY AND CASH FLOW

Cash Position

As at September 30, 2007, Dynasty Gaming was liquid and debt-free, and the cash position of the Company was $3,859,362, a decrease of $3,691,655, or 48.9%, compared to the cash position of $7,551,017 as at December 31, 2006.

Cash Flow from Operating Activities

For the three months ended September 30, 2007, cash used from operating activities decreased by 11% to $821,566, compared to cash used from operating activities of $923,105 for the three months ended September 30, 2006. In both periods, the largest contributor to the cash used from operating activities was the net loss from continuing operations.

For the nine months ended September 30, 2007, cash used from operating activities increased by 31.2% to $4,101,503, compared to cash used from operating activities of $3,126,777 for the nine months ended September 30, 2006. For both periods, the largest contributor to the cash used from operating activities was the net loss from continuing operations.

Cash Flow from Investing Activities

For the three months ended September 30, 2007, cash flow from investing activities was $321,650 compared to cash used from investing activities of $1,548,360 for the three months ended September 30, 2006. Net cash of $1,029,789 Transferred on Sale of Business and $300,000 in Other Receivable accounted for the significant differences between the 2006 and 2007 periods. For the nine months ended September 30, 2007, cash flow from investing activities was $47,728, compared to cash used from investing activities of $1,369,301 for the nine months ended June 30, 2006.

Cash Flow from Financing Activities

In Q3 2007, there was cash flow from financing operations of $30 compared to cash flow from financing activities of $13,035 in Q3 2006. For the three quarters of 2007, cash flow from financing activities increased by 121.4% to $362,120, compared to cash flow from financing activities of $163,560 for the three quarters of 2006. In all instances, cash flow from financing activities was generated primarily through the exercise of options and warrants.

Working Capital

Working capital is defined as current assets less current liabilities. As at September 30, 2007, the working capital of Dynasty Gaming was $3,709,233 a decrease of $3,804,390 or 50.6%, compared to working capital of $7,513,613 as at December 31, 2006.

FINANCIAL SITUATION

Assets

As at September 30, 2007, the total assets of Dynasty Gaming were $5,539,526, a decrease of $4,864,896, or 46.8%, compared to total assets of $10,404,422 as at December 31, 2006. As previously described, the Company has used cash in operating activities, which explains most of the variance.

Liabilities

As at September 30, 2007, the total liabilities of the Company were $314,344, a decrease of $471,719, or 60%, compared to total liabilities of $786,063 as at December 31, 2006. This is primarily explained by a reduction in accounts payable and accrued liabilities.

Shareholders’ Equity

As at September 30, 2007, shareholders’ equity was $5,225,152, a decrease of $4,864,896, or 46.8%, compared to shareholders’ equity of $9,618,359 as at December 31, 2006.

Commitments

Lease of premises

The Company entered into an agreement to lease premises. This agreement expires November 30, 2007, and the minimum payment, excluding operating and real estate taxes is $59,305 for 2007.

Capitalization

As at September 30, 2007, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 18,519,286 warrants and broker warrants and 4,097,534 options. The total number of shares issued and outstanding on a fully diluted basis as at September 30, 2007, was 114,964,394.

As at the date of this MD&A, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 18,519,286 warrants and broker warrants and 6,137,534 options. The total number of shares issued and outstanding on a fully diluted basis as at the date of this MD&A was 117,004,394.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Related Party Transactions	DNY	MDI	MSL	Total
	$	$	$	$

Administrative Costs Charged By:
Albert Barbusci	1,000	-	-	1,000
Cadence Communication Inc.	168,750	-	-	168,750
David Wolk	26,150	-	-	26,150
Genesis Consulting	-	-	29,916	29,916
Guy Beaudry	1,000	-	-	1,000
Kiyoshi Eguchi	1,000	-	-	1,000
Robert Nihon II	1,000	-	-	1,000
	198,900	-	29,916	228,816

As at September 30, 2007, the Company had no accounts payable to related parties.

SUBSEQUENT EVENTS

On October 19, 2007, the Company announced the signing of a Letter of Intent with Junnet Omnimedia Inc. (“Junnet”) and Beijing Baihui Digital Stars Co. Ltd. (“Baihui”) to acquire all of the issued and outstanding shares in Junnet and Baihui in exchange for common shares of DNY.  This proposed transaction will constitute a reverse takeover (RTO).

Junnet, based in Tortola, British Virgin Islands, is engaged in the distribution of online prepaid cards and the marketing of digital products in China. Baihui, based in Beijing, China, is engaged in the development, installation and technical support of digital products throughout China.

Under terms of the Letter of Intent signed on 16 October 2007, Dynasty proposes to issue 320 million new Dynasty Gaming shares, based on a price of Cdn $0.25 per Dynasty share, to the vendors of Junnet and Baihui shares.

One significant condition of the proposed transaction is that Dynasty must first complete a financing for a minimum of U.S. $30 million. , The Company has engaged CRT Capital Group LLC of Stamford, Connecticut, USA to act as its Placement Agent.  This new funding, will be used primarily for marketing and business development.,

It has been agreed that following the closing of this transaction the Board of Dynasty will be comprised as to two-thirds by Junnet and Baihui representatives and one-third by Dynasty representatives.  The Board composition as currently envisaged will include Dr. Dominic Chan and Dr. Wilson Cho, principals in both Junnet and Baihui, together with Albert Barbusci who is slated to remain CEO of the new company.  The Board will also comprise industry-knowledgeable outside directors but these individuals have not yet been identified

In addition to satisfying all conditions set out in the Letter of Intent and the securing of Exchange approval, Dynasty will also be required to call a special meeting of its shareholders to seek approval for this transaction.

INFORMATION COMMUNICATION CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including Dynasty Gaming’s President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in order to allow timely decisions regarding required disclosure. As of September 30, 2007, an evaluation of the effectiveness of the Company’s disclosure procedures, as defined in Multilateral Instrument 52-109, was carried out by management, including the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at September 30, 2007 and that they ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws.

OTHER MD&A REQUIREMENTS AND OTHER INFORMATION

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

Financial Instruments

Dynasty Gaming does not use financial derivatives.

Risks and Uncertainties

The primary risks and uncertainties that affect and that may affect Dynasty Gaming and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the years ended December 31, 2006 and December 31, 2005, except as expressed otherwise in this  MD&A.

Internal Control Systems

DNY’s internal control systems continue to evolve as the Company grows. We believe these systems are sufficient to execute our business plan and to provide meaningful results upon which to manage our business.

Accounting Policies and Estimates

The same accounting policies and methods were followed as were followed in the preparation of the audited annual financial statements for the year ended December 31, 2006, with the addition of the following:

Investment

The presentation of consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to record investments using the equity method.

Comparative Figures

The assets and liabilities as well as the operations and cash flows of the discontinued operations (see Note 6 of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and June 30, 2006) were segregated in the accompanying interim financial statements and were reported as distinct line items. Correspondingly, comparative figures for the prior period have been reclassified to confirm to this presentation.

Unaudited Information

This MD&A and the interim consolidated financial statements for the three and nine months ended September 30, 2007 and September 30, 2006 have been prepared by the management of the Company and have not been audited by external auditors.

FURTHER INFORMATION AND CONTINUOUS DISCLOSURE

Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

DYNASTY GAMING INC.Date:November 29, 2007

signed “Albert Barbusci”signed “Robert Lupacchino”

Per: Albert Barbusci, President & CEOPer: Robert Lupacchino, CFO